Exhibit 99.2

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

China Ceramics Announces Fourth Quarter and

Fiscal Year End 2016 Financial Results

Jinjiang, Fujian Province, China, May 15, 2017–China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the fourth quarter and fiscal year ended December 31, 2016.

Fourth Quarter 2016 Summary

▪	Revenue was RMB 201.9 million (US$ 28.3 million) as compared to RMB 208.3 million (US$ 31.6 million) in the fourth quarter of 2015

▪	Gross loss was RMB 87.1 million (US$13.2 million) as compared to gross profit of RMB 29.5 million (US$ 4.5 million) in the fourth quarter of 2015

▪	Net loss was RMB 352.5 million (US$ 52.6 million) as compared to a net loss of RMB 411.3 million (US$ 64.9 million) in the fourth quarter of 2015

▪	Loss per share on a basic and fully diluted basis were RMB 127.63 (US$ 19.05), as compared to basic and fully diluted loss per share of RMB 161.04 (US$ 24.88) in the fourth quarter of 2015

▪	Operating results were affected by the following significant items:

•	Beginning on October 1, 2016, a 20% reduction in the prices of our slow-moving products was instituted in an effort to convert some of our inventory into cash

•	Plant utilization was 60% as compared to 42% in the fourth quarter of 2015

•	Asset write-down attributable to the impairment of property, plant and equipment at the Company’s Hengda and Hengdali facilities was RMB 230.4 million (US$ 34.3 million)

•	Write down of slow-moving inventory was RMB 59.4 (US$ 8.9 million)

•	Provision for bad debt was RMB 24.0 million (US$ 3.5 million)

“We continued to experience challenging market conditions in both the fourth quarter and fiscal 2016 due to macroeconomic factors that have continued to negatively impact the China real estate and building materials markets,” commented Chairman and Chief Executive Officer Jiadong Huang. “However, excluding the impact of the impairment charges, inventory write downs, and increases in the provision for bad debt taken during the period, we were able to generate $8.4 million in EBITDA for fiscal 2016. In order to generate sales and move inventory, beginning on October 1, 2016, we instituted a 20% reduction in the prices of slow moving products which helped to turn some of our inventory into cash. This price reduction led to a 35% increase in our sales volume in the fourth quarter compared to the same period in 2015. We are also looking for ways to operate more efficiently by running production lines concurrently with the generation of customer orders.”

“For the full year 2016, we saw our sales volume decline by 13% due to an overall contraction in customer demand. The building materials sector is experiencing an overall retrenchment with small players exiting our space due to competitive pressures and environmental compliance regulations. As inventories in our sector work through their distribution channels, we look to regain the relatively stable pricing that we have achieved historically and generatesales volume at our normal pricing levels. We believe that our strong customer relationships and premier products position us for a potential turnaround in the market.”

“During the fourth quarter, we utilized production facilities capable of producing 37 million square meters of ceramic tiles per year out of the Company’s effective annual production capacity of 62 million square meters. As we have in past quarters, we maintained a reduced utilization of existing plant capacity based on the current market conditions to keep our operating costs low, and we will bring additional capacity online when we see an increase in demand for our products.”

“Looking ahead to 2017, we believe that the operating environment will slowly begin to improve. Should this occur, we believe that we can leverage our market positioning to maintain our existing customers and win new customers. We expect the consolidation trend among larger property developers to continue which will benefit the Company since our manufacturing scale and infrastructure enable us to effectively service these large enterprises. In the long-term, we believe that real estate is a key sector of China’s economy and that the real estate market’s supply and demand dynamics will stabilize to present us with sustainable growth opportunities,” concluded Chairman and Chief Executive Officer Jiadong Huang.

Fourth Quarter 2016 Results

Revenue for the fourth quarter ended December 31, 2016 was RMB 201.9 million (US$ 28.3 million), a 3.1% decrease from RMB 208.3 million (US$ 31.6 million) for the fourth quarter ended December 31, 2015. The year-over-year decrease in revenue was due to (i) the 28.2% decrease in our average selling price in the fourth quarter of 2016 to RMB 22.4 (US$ 3.2) as compared to RMB 31.2 (US$ 4.1) for the fourth quarter of 2015, partially offset by (ii) the 34.8% increase in sales volume to 9.0 million square meters of ceramic tiles in the fourth quarter of 2016 from 6.7 million square meters in the fourth quarter in 2015.

Gross loss for the fourth quarter ended December 31, 2016 was RMB 87.1 million (US$ 13.2 million) as compared to profit of RMB 29.5 million (US$ 4.5 million) for the fourth quarter of 2015. The gross profit margin was a negative 43.1% for the fourth quarter ended December 31, 2016 compared to 14.2% for the fourth quarter of 2015. The year-over-year reduction in gross profit margin was primarily due to (i) a 28.2% decrease in the average selling price of the Company’s ceramic tiles attributable to our having instituted a 20% reduction in the selling prices of slow moving inventory beginning on October 1, 2016 due to challenging market conditions, and (ii) an RMB 59.4 million (US$ 8.9 million) write down of inventory in the fourth quarter of 2016.

Other income for the fourth quarter ended December 31, 2016 was RMB 3.5 million (US$ 0.5 million), as compared to RMB 0.1 million (US$ 0.01 million) for the fourth quarter of 2015. The year-over-year increase in other income was mainly caused by rental income of RMB 3.5 million (US$ 0.5 million) the Company received by leasing out one of its production lines from its Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses for the fourth quarter ended December 31, 2016 were RMB 3.0 million (US$ 0.4 million) as compared to RMB 6.0 million (US$ 0.9 million) in the fourth quarter of 2015. The year-over-year decrease in selling and distribution expenses was primarily due to an RMB 2.7 million (US$ 0.4 million) decrease in advertising expenses and an RMB 0.3 million (US$ 0.04 million) decrease in travelling and entertainment expenses.

Administrative expenses for the fourth quarter ended December 31, 2016 were RMB 29.4 million (US$ 4.3 million) as compared to RMB 6.2 million (US$ 1.0 million) in the fourth quarter of 2015. The year-over-year increase in administrative expenses was primarily due to an RMB 24.0 million (US$ 3.5 million) provision for bad debt.

Other expenses for the fourth quarter ended December 31, 2016 were RMB 6.0 million (US$ 0.9 million) as compared to RMB 1.6 million (US$ 0.6 million) for the fourth quarter of 2015. The year-over-year increase in other expenses was primarily due to an RMB 6.2 million (US$ 0.9 million) disposal loss on plant, property and equipment.

Loss from operations before taxation for the fourth quarter ended December 31, 2016 was RMB 351.6 million (US$ 52.5 million) as compared to a RMB 406.5 million (US$ 64.2 million) of loss from operations before taxation in the fourth quarter of 2015. The year-over-year decrease in profit from operations before taxation was attributable to (i) the impairment of non-current assets of RMB 230.4 million (US$ 34.3 million) in the fourth quarter of 2016, (ii) an inventory write-down of RMB 59.4 million (US$ 8.9 million) in the fourth quarter of 2016, and (iii) the provision for bad debt of RMB 24.0 million (US$ 3.5 million) in the fourth quarter of 2016. In the fourth quarter of 2015, there was an impairment of non-current assets of RMB 421.6 million (US$ 66.5 million).

Net Loss for the fourth quarter ended December 31, 2016 was RMB 352.5 million (US$ 52.6 million) as compared to a net loss of RMB 411.3 million (US$ 64.9 million) for the fourth quarter ended December 31, 2015.

Loss per fully diluted share for the fourth quarter ended December 31, 2016 on a basic and fully diluted basis were RMB 127.63 (US$ 19.05), as compared to basic and fully diluted earnings per share of RMB 161.04 (US$ 24.88) in the fourth quarter of 2015 (as adjusted for the one for eight reverse split in June 2016). Basic and fully diluted per share calculations for the fourth quarter of 2016 was computed using 2.8 million ordinary shares outstanding, and the basic and fully diluted per share calculation for the fourth quarter of 2015 was computed using 2.6 million ordinary shares outstanding (as adjusted for the one for eight reverse stock split in June 2016).

Full Year 2016 Financial Results

Revenue for the year ended December 31, 2016 was RMB 793.7 million (US$ 118.3 million), as compared to RMB 1,017.1 million (US$ 160.4 million) for the year ended December 31, 2015. Gross loss was RMB 30.1 million (US$ 4.5 million), as compared to gross profit of RMB 125.4 million (US$ 19.8 million) for the year ended December 31, 2015. The gross profit margin was a negative 3.8% as compared to 12.3% for the full year 2015. Other income was RMB 15.2 million (US$ 2.3 million), as compared to RMB 0.7 million (US$ 0.1 million) for the full year 2015. Selling expenses were RMB 12.8 million (US$ 1.9 million), as compared to RMB 14.2 million (US$ 2.2 million) in the same period of 2015. Administrative expenses were RMB 46.7 million (US$ 7.0 million), as compared to RMB 21.9 million (US$ 3.5 million) for the same period of 2015. Other expenses were RMB 11.4 million (US$ 1.7 million), as compared to RMB 3.6 million (US$ 0.6 million) in the same period of 2015. Net loss for the full year ended December 31, 2016 was RMB 321.8 million (US$ 48.0 million), as compared to a net loss of RMB 362.4 million (US$ 57.2 million) for the same period of 2015. Loss per basic share and fully diluted share were RMB 116.51 (US$ 17.36) for the year ended December 31, 2016, as compared to loss per basic and fully diluted share of RMB 141.91 (US$ 21.92) for the same period of 2015 (as adjusted for the one for eight reverse stock split in June 2016). Basic and fully diluted per share calculations for the fourth quarter of 2016 was computed using 2.8 million ordinary shares, and the basic and fully diluted per share calculation for the fourth quarter of 2015 was computed using 2.6 million ordinary shares outstanding (as adjusted for the one for eight reverse stock split in June 2016).

Fiscal Year End 2016 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 0.1 million (US$ 0.01 million) as of December 31, 2016, compared with RMB 0.5 million (US$ 0.1 million) as of December 31, 2015.

▪	Short-term bank borrowings were nil as of December 31, 2016, as compared to RMB 40.1 million (US$ 6.2 million) as of December 31, 2015. The decrease was primarily due to the repayment of short-term bank borrowings during fiscal 2016. Given the current state of the real estate development market in the PRC and the limited availability of bank credit in the PRC, the Company does not believe that bank borrowing will represent a significant source of cash in 2017.

▪	Inventory turnover was 115 days as of December 31, 2016, as compared with 131 days as of December 31, 2015. The decrease in inventory turnover days was primarily due to the 12.9% decrease in sales volume in the year of 2016 to 28.8 million square meters of ceramic tiles, as compared to 33.1 million square meters of ceramic tiles in the full year of 2015. The Company believes that the currently challenging economic environment has caused a lower inventory turnover than normal and the Company will make a continuous effort to deplete the slow-moving stocks. As a result of the slowed inventory turnover the Company implemented a write down for slow moving inventory in the fourth quarter of 2016 in the amount of RMB 59.4 (US$ 8.9 million).

▪	Trade receivables turnover, net of value added tax, was 245 days as of December 31, 2016, as compared with 163 days as of December 31, 2015. The increase in trade receivables turnover days was primarily due to the difficult economic environment which has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal. In the fourth quarter of 2016, the Company accrued RMB 23.9 million (US$ 3.5 million) as a provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

▪	Trade payables turnover, net of value added tax, was 43 days as of December 31, 2016 compared with 70 days as of December 31, 2015. The average turnover days was within the normal credit period of one to four months granted by our suppliers.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 26.6 million (US$ 4.0 million) for the quarter ended December 31, 2016, as compared to cash used in operating activities of RMB 26.7 million (US$ 4.1 million) in the same period in 2015. The generation of cash from operations will continue to be a key component of the Company’s ability to operate as a going concern and to return to profitability.

Cash flow generated from investing activities was RMB 1.0 million (US$ 0.2 million) for the quarter ended December 31, 2016, mainly due to RMB 1.0 million (US$ 0.1 million) in proceeds resulting from the disposal the plant, property and equipment compared to cash flow generated from investing activities of RMB 154.9 million (US$ 23.9 million) in the same period of 2015.

Cash flow generated from financing activities was nil for the quarter ended December 31, 2016, compared to cash flow used in financing activities of RMB 46.0 million (US$ 7.1 million) for the same period of 2015.

Plant Capacity and Capital Expenditures Update

For the fourth quarter of 2016, we utilized plant capacity capable of producing 37 million square meters of ceramic tiles annually out of a total annual production capacity of 62 million square meters of ceramic tiles. Our annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 62 million square meters of ceramic tiles due to an eight-year contract to lease out one of our production lines from our Hengdali facility that we entered into in March 2016. The current quarter’s utilization represents an increase in plant capacity utilization from the fourth quarter of 2015, when we utilized plant capacity capable of producing 26 million square meters of ceramic tiles annually.

Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 19 million square meters of ceramic tiles in the fourth quarter of 2016. This compares to our utilization of annual capacity capable of producing 21 million square meters of ceramic tiles at our Hengda facility in the fourth quarter of 2015. Our Hengdali facility has an annual production capacity of 30 million square meters (of which we are leasing 10 million square meters of production capacity to a third party) and we utilized annual capacity capable of producing 18 million square meters of ceramic tiles at our Hengdali facility in the fourth quarter of 2016. This compares to our utilization of annual capacity capable of producing 72 million square meters of ceramic tiles in the fourth quarter of 2015. We will bring our unused production capacity online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sector.

In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024, and the contract stipulates for the receipt of rental income of RMB 15.0 million (US$ 0.5 million) per year, including 6% value added tax. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, given the currently challenging market conditions we anticipate a low level of capital expenditures for the remainder of 2017 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

To help mitigate the effects of the continued slowdown in China’s construction sector and its effect on the Company’s building materials sector, on October 1, 2016, we instituted a 20% reduction in the prices of slow moving inventory. This resulted in a 34.8% increase in our sales volume to 9.0 million square meters of ceramic tiles compared to sales volume of 6.7 million square meters of ceramic tiles in the fourth quarter of 2015. The current quarter’s growth in sales volume was the first positive comparison to the previous comparable period after four straight quarters of period over year-ago period declines in this key metric. However, reflective of the industry-wide retrenchment, for the full year 2016 sales volume was 28.8 million square meters of ceramic tiles, a decrease of 12.9% as compared to sales volume of 33.1 million square meters for the same period of 2015.

The 20% reduction in the prices of slow moving inventory that we instituted was primarily the cause of a 28.2% decrease in the average selling price for all our products in the current quarter to RMB 22.4 (US$ 3.2) per square meter of ceramic tile as compared to RMB 31.2 (US$ 4.1) per square meter of ceramic tile in the year-ago quarter. This follows a 10.7% decline in average selling price in the third quarter of 2016 which was preceded by eleven straight quarters of moderate period over year-ago period increases in this metric. The decrease in average selling price in the fourth quarter of 2016 was the biggest decline in three years, which was also due to an industry-wide retrenchment at that time. We chose to discount our slow-moving inventory as means of addressing the difficult macroeconomic and real estate conditions in China.

Looking ahead to 2017, we expect challenging conditions in the short-term, but improving market conditions as the year progresses. We believe that the real estate sector continues to be vital to sustaining China’s economic growth as it is estimated to comprise between 15% and 20% of China’s gross domestic product. The demand for home properties continues to be strong in many Tier 1 and 2 cities, both for residential use and investment purposes. Although there remains a substantial level of unsold properties of inventories in smaller cities, housing sales have increased in Tier 3 and 4 cities with the occasional support of subsidies. However, this sales increase has been significantly smaller than in larger cities. Further, additional land is being made available for development to rebalance supply and demand and to dampen increases in property prices in China’s major cities.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into dealership agreements with customers, and a sales or purchase contract each time a customer places an order. As of December 31, 2016, our backlog was approximately RMB 61.4 million (US$ 8.9 million), which represents approximately the next two months of revenue as of the end of the fourth quarter. This compares to a backlog of approximately RMB 66.8 million (US$ 10.3 million) as of December 31, 2015, a year-over-year decrease of 8.0%. Under normal circumstances, our backlog is an indicator of revenues that might be expected in the next quarter, though it is subject to change due to unforeseen business conditions and events including credit payment terms.

In order to weather the current market downturn, we are operating as leanly as possible, keeping our inventory levels manageable with our production of ceramic tiles occurring at the level where we expect to sell them. Our specific niche of the building materials sector is currently characterized as having excessive production capacity where consolidation is occurring and where we believe larger market participants such as the Company will ultimately succeed. Competitive pressures over the last two years has led to a contraction in our sector as some smaller, less well capitalized firms who lack our advanced manufacturing capabilities and deep product platform have exited the space. Additional exits appear likely as government mandates to convert to cleaner and more expensive fuel sources to lower carbon emissions that will also pressure smaller competitors.

In the long-term, we view the growth of the real estate sector and our building materials sector as sustainable since it is underpinned by urbanization which is expected to lead to a more consumption-driven economy, a key objective of government policy. We believe that our branding and market presence will enable us to generate improved financial results once the building materials sector recovers. We have refocused our efforts towards cities in China where we see active real estate development and where property developers use our products as part of their finished home products. We believe we have a competitive advantage in our sector due to our comprehensive product platform, customization capabilities, marketing expertise and ability to implement operating efficiencies. Our goal for the year ahead is to continue to strategically market in regions with sound fundamentals and generate sustainable sales volume until the current period of market volatility subsides.

Conference Call Information

We will host a conference call at 8:00 am ET on Monday, May 15, 2017. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 21483396. A replay of the conference call will be available for 14 days starting from 11:00 am ET on May 15, 2017. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 21483396 for the replay.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdali” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.9430 The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on December 31, 2016. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on December 31, 2016 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2016 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

NON-GAAP FINANCIAL MEASURES

This press release contains financial measures and guidance which are considered "non-GAAP" financial measures under applicable SEC rules and regulations. As described below, the Company’s management believes that in order to properly understand its short-term and long-term financial trends, including period over period comparisons of the Company's operations, investors may find it useful to exclude the effect of certain charges or gains that contribute to or reduce earnings but that result from transactions or events that management believes may or may not recur with similar materiality or impact to operations in future periods. The Company generally uses such measures to facilitate management's review of the operational performance of the Company. For more detail on these measures and reconciliation of such measure to the most comparable IFRS financial measures, please refer to page 13 of this release.

FINANCIAL TABLES FOLLOW

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31, 2016		As of December 31, 2015

	USD’000	RMB’000	RMB’000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	18,802	130,542	409,855
Investment property	978	6,791	-
Land use rights	853	5,920	15,809
Deferred tax asset	686	4,765	9,584
Long-term prepaid expenses	215	1,494	-

	21,534	149,512	435,248

Current assets
Inventories	30,641	212,742	306,853
Trade receivables	79,727	553,542	509,903
Other receivables and prepayments	1,275	8,854	18,830
Income tax refundable	939	6,521	-
Restricted cash	-	-	41,672
Cash and bank balances	16	110	514

	112,598	781,769	877,772

Current liabilities
Trade payables	12,136	84,257	110,267
Accrued liabilities and other payables	5,422	37,640	35,177
Interest-bearing bank borrowings	-	-	40,076
Amount owed to a related party	5,130	35,626	33,963
Income tax payable	189	1,309	5,293

	22,877	158,832	224,776

Net current assets	89,721	622,937	652,996

Non-current liabilities
Deferred tax liabilities	-	-	1,404

Net assets	111,255	772,449	1,086,840

EQUITY
Total shareholders’ equity	111,255	772,449	1,086,840

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended December 31,
	2016		2015
	USD’000	RMB’000	RMB’000

Revenue	28,250	201,924	208,344

Cost of sales	(41,402)	(288,992)	(178,830)

Gross profit	(13,152)	(87,068)	29,514

Other income	482	3,477	109
Selling and distribution expenses	(411)	(2,965)	(5,988)
Administrative expenses	(4,328)	(29,405)	(6,245)
Finance costs	99	651	(698)
Loss from asset devaluation	(34,329)	(230,359)	(421,641)
Other expenses	(871)	(5,960)	(1,551)

Profit before taxation	(52,510)	(351,629)	(406,500)
Income tax expense	(117)	(882)	(4,785)

Profit attributable to shareholders	(52,627)	(352,511)	(411,285)

Earnings per share
Basic (USD/RMB)	USD(19.05)	RMB(127.63)	RMB(161.04)
Diluted (USD/RMB)	USD(19.05)	RMB(127.63)	RMB(161.04)

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	2,761,998	2,761,998	2,553,855
Diluted	2,761,998	2,761,998	2,553,855

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Three months ended December 31,
	2016	2015

Sales volume (square meters)	8,997,998	6,675,031
Average Selling Price (in RMB/square meter)	22.4	31.2

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Year ended December 31,
	2016		2015
	USD’000	RMB’000	RMB’000

Revenue	118,286	793,745	1,017,146

Cost of sales	(122,773)	(823,856)	(891,720)

Gross profit	(4,487)	(30,111)	125,426

Other income	2,270	15,233	707
Selling and distribution expenses	(1,910)	(12,815)	(14,153)
Administrative expenses	(6,960)	(46,704)	(21,883)
Finance costs	(13)	(84)	(4,043)
Loss from asset devaluation	(34,329)	(230,359)	(421,641)
Other expenses	(1,696)	(11,381)	(3,572)

Profit/(loss) before taxation	(47,125)	(316,221)	(339,159)
Income tax expense	(832)	(5,581)	(23,253)

Profit attributable to shareholders	(47,957)	(321,802)	(362,412)

Earnings per share
Basic (USD/RMB)	USD(17.36)	RMB(116.51)	RMB(141.91)
Diluted (USD/RMB)	USD(17.36)	RMB(116.51)	RMB(141.91)

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	2,761,998	2,761,998	2,553,855
Diluted	2,761,998	2,761,998	2,553,855

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Year ended December 31,
	2016	2015

Sales volume (square meters)	28,803,657	33,069,087
Average Selling Price (in RMB/square meter)	27.6	30.8

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended December 31,
	2016		2015
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit/(loss) before taxation	(52,730)	(351,629)	(406,500)
Adjustments for
Amortization of land use rights	14	92	167
Depreciation of property, plant and equipment	1,661	11,076	17,009
Loss on disposal of PPE	937	6,246	110
Bad debt provision of trade receivables	3,590	23,940
Write down of inventories	8,913	59,434	12,204
Finance costs	(386)	(2,577)	1,044
Impairment of non-current assets	34,544	230,359	421,641
Interest income	279	1,861	(109)
Foreign exchange gain	-	-	1,731
Operating cash flows before working capital changes	(3,178)	(21,198)	47,297
(Increase)/Decrease in inventories	(2,509)	(16,729)	(3,156)
Decrease in trade receivables	16,132	107,579	90,415
Increase in other receivables and prepayments	(537)	(3,583)	(10,463)
Decrease in trade payables	(12,902)	(86,040)	(103,490)
Increase/(decrease) in accrued liabilities, other payables and amounts owed to related parties	(737)	(4,915)	(37,582)
Cash generated from/(used in) operations	(3,731)	(24,886)	(16,979)
Interest paid	105	702	(1,044)
Income tax paid	(361)	(2,409)	(8,677)
Net cash used in operating activities	(3,987)	(26,593)	(26,700)

Cash flows from investing activities
Acquisition of property, plant and equipment	-	-	(142,206)
Proceed from disposal of property, plant and equipment	150	1,000	-
Increase in restricted cash	-	-	(12,800)
Interest received	2	14	109
Net cash generated from/(used in) investing activities	152	1,014	(154,897)

Cash flows from financing activities
Proceed from short-term loans	-	-	13,813
Repayment of short-term loans	-	-	(59,787)
Net cash used in financing activities	-	-	(45,974)

Net decrease in cash and cash equivalents	(3,835)	(25,579)	(227,571)
Cash and cash equivalents, beginning of period	3,842	25,623	226,318
Effect of foreign exchange rate differences	9	65	1,767
Cash and cash equivalents, end of period	16	110	514

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2016		2015
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Loss before taxation	(47,420)	(316,221)	(339,159)
Adjustments for
Amortization of land use rights	55	370	669
Depreciation of property, plant and equipment	6,685	44,581	67,976
Loss on disposal of property, plant and equipment	937	6,246	109
Bad debt provision of trade receivables	3,590	23,940	-
Write down of inventories	11,259	75,078	7,667
Finance costs			4,043
Impairment of non-current assets	34,544	230,359	421,641
Interest income	(269)	(1,791)	(707)
Foreign exchange gain	13	84	1,376
Operating cash flows before working capital changes	9,394	62,646	163,615
Decrease/(Increase) in inventories	2,854	19,034	16,242
Decrease/(Increase) in trade receivables	(10,134)	(67,578)	40,022
(Increase)/decrease in other receivables and prepayments	1,272	8,481	(15,248)
(Increase)/decrease in trade payables	(3,900)	(26,010)	(11,901)
(Increase)/decrease in accrued liabilities, other payables and amounts owed to related parties	1,146	7,641	(4,233)
Cash generated from operations	632	4,214	188,497
Interest paid	(13)	(84)	(4,053)
Income tax paid	(1,922)	(12,816)	(22,462)
Net cash generated from operating activities	(1,303)	(8,686)	161,982

Cash flows from investing activities
Proceed from derivative financial instruments			-
Proceed from disposal of property, plant and equipment	150	1,000	50
Acquisition of property, plant and equipment			(164,697)
Increase in restricted cash	6,249	41,672	(12,800)
Interest received	269	1,791	705
Net cash generated from/(used in) investing activities	6,668	44,463	(176,742)

Cash flows from financing activities
Issue of share capital	927	6,185	-
Proceeds from short-term loans			48,813
Repayment of short-term loans	(6,010)	(40,076)	(94,816)
Dividend paid			(1,505)
Net cash used in financing activities	(5,083)	(33,891)	(47,508)

Net increase/(decrease) in cash and cash equivalents	282	1,886	(62,268)
Cash and cash equivalents, beginning of period	77	514	61,155
Effect of foreign exchange rate differences	(343)	(2,290)	1,627
Cash and cash equivalents, end of period	16	110	514

About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides certain non-IFRS financial measures (referred to as the “non-GAAP financial measures”) for the fourth quarter of 2016 and full fiscal years of 2015 and 2016, respectively, from their comparable IFRS measures. Such non-GAAP financial measures are offered to supplement the Company’s audited financial statements, this earnings release and the accompanying tables and include EBITDA and Adjusted EBITDA.

EBITDA is calculated as earnings before interest, tax, depreciation and amortization (EBITDA). Adjusted EBITDA is calculated as EBITDA less loss from asset devaluation, inventory write-down and bad debt expense. Both are measures of the Company’s operating performance.

The Company uses these non-GAAP financial measures internally in analyzing its financial results and believes they are useful to investors in evaluating the Company’s ongoing operational performance. In addition, the Company believes that these non-GAAP financial measures provide investors with other methods for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for results under IFRS, or as being comparable to results reported or forecasted by other companies, and should refer to the unaudited reconciliation presented below. The Company has provided a reconciliation of these non-GAAP financial measures to the most directly comparable IFRS financial measure below as adjusted for the periods indicated:

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to EBITDA (1)
Three months ended December 31, 2016 and December 31, 2015
(all figures in 000’s)

	2016		2015
	RMB	USD	RMB	USD

Net profit (loss)	(352,511)	(52,627)	(411,285)	(64,933)
Interest expense	651	99	698	105
Interest income	(1,861)	(279)	(109)	(17)
Income tax expense	882	117	4,785	726
Depreciation and amortization expense	11,168	1,675	17,176	2,652
EBITDA	(341,671)	(51,015)	(388,735)	(61,467)
Loss from asset devaluation (2)	230,359	34,329	421,641	66,492
Inventory write-down (3)	59,434	8,913	-	-
Bad debt expense (4)	23,940	3,491	-	-
Adjusted EBITDA	(27,938)	(4,282)	32,906	5,025

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization

(2)	Non-cash write-down of plant, property and equipment

(3)	Non-cash inventory write-down

(4)	Non-cash write-off of bad debt expense

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to EBITDA (1)
Twelve months ended December 31, 2016 and December 31, 2015
(all figures in 000’s)

	2016		2015
	RMB	USD	RMB	USD

Net profit (loss)	(321,802)	(47,957)	(362,412)	(57,152)
Interest expense	84	13	4,043	638
Interest income	(1,791)	(269)	(707)	(109)
Income tax expense	5,581	832	23,253	3,667
Depreciation and amortization expense	44,951	6,740	68,645	10,597
EBITDA	(272,977)	(40,641)	(267,178)	(42,319)
Loss from asset devaluation (2)	230,359	34,329	421,641	65,090
Inventory write-down (3)	75,078	11,259	-	-
Bad debt expense (4)	23,940	3,491	-	-
Adjusted EBITDA	56,400	8,438	154,463	22,771

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization

(2)	Non-cash write-down of plant, property and equipment

(3)	Non-cash inventory write-down

(4)	Non-cash write-off of bad debt expense

Source: China Ceramics Co., Ltd.

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